The RoyaLand Company Ltd.

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

July 24, 2023

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Marion Graham
Jeff Kauten
Dave Edgar
Christine Dietz

Re:	The RoyaLand Co Ltd.
Registration Statement on Form F-1
Filed June 30, 2023
File No. 333-273097

Ladies and Gentlemen:

We hereby submit the responses of The RoyaLand Company Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in the Staff’s letter, dated July 10, 2023, providing the Staff’s comments with respect to the Company’s Registration Statement on Form F-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Registration Statement on Form F-1 filed June 30, 2023

Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statement of Operations, page F-26

1.	We note your revised disclosures in response to prior comment 4. Since you have restated weighted average net loss per share for the period November 29, 2022 to December 31, 2022, please revise to label the amounts as “restated.” Also, revise to provide the disclosures required by paragraph 49 of IAS 8 in the notes to the interim condensed consolidated financial statements.

Response: We have revised the Registration Statement to update the presentation and disclosure as requested.

General

2.	Please update your financial statements or include as an exhibit to the filing the necessary representations as to why such update is not necessary. Refer to Item 8.A.4 of Form 20-F and Instruction 2 thereto.

Response: We have attached as exhibit 99.6 to the Registration Statement the necessary representations as to why such update to the financial statements is not necessary.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +41 22 830 2292 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

The RoyaLand Company Ltd.

By:	/s/ Emanuele Filiberto di Savoia
Emanuele Filiberto di Savoia
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.

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